

Keefe, Bruyette & Woods
2012 Community Bank Investor Conference
July 31 & August 1, 2012

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2011 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarter ended March 31, 2012, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, that the businesses of WesBanco and Fidelity may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, Financial Institution Regulatory Authority, Municipal Securities Rulemaking Board, Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

WesBanco at a Glance

- ❖ **Headquarters in Wheeling, West Virginia**

- ❖ **Assets: $5.5 billion**

- ❖ **Founded in 1870**

- ❖ **32 banks/23 companies acquired in 25 years**

- ❖ **Banking operations in West Virginia, Ohio and Western Pennsylvania**

  - ❖ **112 banking offices + Pittsburgh Business Loan Office**

  - ❖ **104 ATM's**

- ❖ **Non-bank activities include:**

  - ❖ **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

WesBanco
By all accounts, better.

Recent Accomplishments

❖ Increased dividends to shareholders 3 times in last 6 quarters totaling 21.4%.

❖ Continued growth in earnings and improved credit quality.

❖ Continued control of expenses.

❖ Continued growth in deposits and strong loan origination focus.

❖ Formed a private banking team to coordinate delivery of special service products.

❖ Signed acquisition agreement with Fidelity Bancorp.

WesBanco
By all accounts, better.

Fidelity Transaction Summary

❖ Natural expansion opportunity into largest deposit market in close proximity to WSBC headquarters.

❖ Builds on WSBC's existing commercial/retail presence in Pittsburgh market.

❖ Provides high quality branch network with no overlap to existing WSBC branches.

❖ Attractive financial results.

❖ Deployment of excess capital to enhance earnings while remaining significantly well-capitalized.

WesBanco
By all accounts, better.

Fidelity Transaction Highlights

Compelling Strategic Rationale	❖ Logical expansion opportunity into largest deposit market in close proximity to WSBC headquarters
	    ❖ Expands WSBC's franchise by 13 offices along Rt.19 corridor in Pittsburgh MSA
	    ❖ Builds on WSBC's existing commercial/ retail presence in Pittsburgh market
	❖ Solid lending team to complement WSBC's existing lending relationships in Pittsburgh market
	❖ Ability to leverage WSBC's platform across Fidelity's commercial and retail relationships

Attractive Deposit Franchise	❖ Desirable branch locations ❖ 90% core deposits
Strong Financial Results	❖ EPS accretive in 2013, excluding merger-related expenses ❖ Manageable earn-back period for TBV dilution of approximately four years ❖ Double digit IRR ❖ In excess of "Well Capitalized" guidelines on a pro forma basis
Low Risk	❖ Significant experience in Pittsburgh market ❖ Similar risk-averse cultures with like-minded customer focus ❖ Proven track record of growth through acquisitions ❖ Contained and manageable asset quality issues

Logical Market Extension



🟢 WesBanco   🔵 Fidelity Bancorp

Pittsburgh MSA

Rank	Institution	Branches	Deposits ($MM)	Market Share
1	PNC Financial Services Group	169	38,923	48.0%
2	Bank of New York Mellon Corp.	3	8,612	10.6%
3	RBS	130	6,436	7.9%
4	F.N.B. Corp.	91	3,400	4.2%
5	Dollar Bank FSB	36	3,204	4.0%
6	First Niagara Finl Group	59	2,998	3.7%
7	First Commonwealth Financial	63	2,388	2.9%
8	Huntington Bancshares Inc.	40	2,342	2.9%
9	S&T Bancorp Inc.	28	1,631	2.0%
10	TriState Capital Holdings Inc.	2	1,561	1.9%
11	Northwest Bancshares, Inc.	28	1,026	1.3%
12	ESB Financial Corp.	22	802	1.0%
13	WFSB Mutual Holding Company	8	701	0.9%
14	Pro Forma	15	523	0.6%
15	CF Financial Corp.	9	497	0.6%
16	Fifth Third Bancorp	15	457	0.6%
17	Fidelity Bancorp Inc.	13	452	0.6%
40	WesBanco Inc.	2	71	0.1%
	Total For Institutions In Market	**864**	**81,139**	

Source: SNL Financial as of 6/30/11.

WesBanco
By all accounts, better.

Fidelity Transaction Summary

Consideration	❖ 80% Stock/ 20% Cash ❖ $4.50 in cash and $0.8275^{(1)}$ shares of WesBanco common stock for each of Fidelity Bancorp's shares
Deal Value	❖ $70.8mm
TARP Redemption	❖ $7.0mm of outstanding TARP preferred stock and related warrants to be redeemed at or prior to closing
Cost Savings	❖ 35% of Fidelity Bancorp's non-interest expense
One Time Restructuring Charge	❖ $7.0 million
Board Representation	❖ Fidelity Bancorp to receive one board seat
Due Diligence	❖ Completed
Required Approvals	❖ Both Boards of Directors have already approved ❖ Fidelity Bancorp shareholder approval required ❖ Regulatory approval required
Anticipated Closing	❖ Q4 2012

(1) Determined based on 15 day WSBC average closing price of $21.75 as of 7/17/12

WesBanco
By all accounts, better.

Fidelity Pro Forma Financial Impact

❖ Attractive financial returns

    ❖ Earnings accretion estimated at 6% after cost savings are fully realized

    ❖ 5.7% TBV dilution offset by earn-back period of approximately 4 years

    ❖ Double digit IRR

❖ In excess of "Well Capitalized" guidelines on a pro forma basis

6/30/12

	Actual	Pro Forma [1]
Tier 1 Risk Based	13.1%	12.2%
Total Risk Based	14.4%	13.4%
TCE / TA	7.0%	6.4%

❖ Assumptions

    ❖ 35% Cost Savings

    ❖ Extensive credit review process

        ❖ Gross loan mark of $11.8mm or 3.4%

(1) Pro Forma for the Fidelity Bancorp acquisition as of 6/30/12.

WesBanco
By all accounts, better.

Fidelity Pricing In Line With Recent Deals

	 FIDELITY Bancorp, Inc.	 Gateway Bank	 Parkvale Bank	Precedent Transactions[1]
Deal Metrics				
Deal Value	$70.8	$21.3	$163.0	$162.8
Price/ Book	1.53x	1.40x	1.38x	1.34x
Price/ Tangible Book	1.62x	1.40x	1.98x	1.50x
Core Deposit Premium	6.6%	10.2%	5.2%	6.8%
Target Financials				
Total Assets	$665.8	$120.3	$1,800.2	
Total Deposits	$471.5	$100.5	$1,488.1	
Branches	13	2	47	
Deposits per Branch	$36.3	$50.3	$31.7	
Core Deposits (%)	90.2%	61.3%	86.8%	
Cost of Deposits (LTM)	0.93%	1.02%	1.23%	

Note: Source SNL Financial, MRQ available
1. Median of deals since 2011 where the target was located in PA, WV, OH, Midatlantic, and Northeast regions , the deal value was between $20m and $500m, and the target had a Texas Ratio less than 100%

WesBanco
By all accounts, better.

Proven Acquisition Track Record

❖ History of successful consolidations.

❖ WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.

❖ Management, technology/ back office and capital/ liquidity strength to compete for deals of interest.

❖ Current stock valuation provides for upside potential for acquired bank's shareholders.

Opportunities for Organic Growth

- Marcellus/Utica Shale Opportunity
  - Land owners are finding new wealth.
    - Large cash payments for drilling rights.
    - Land owners need financial advice.
  - Our products in the retail bank provide short-term solutions.
  - Our products in the wealth management function provide longer term solutions.
  - Private banking combines all products and provides opportunities for financial advice.



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
Existing Sunoco Pipeline
to Michigan and Canada
PA
OH
New MarkWest Pipeline
Proposed Mariner East
Harrison County (Chesapeake)
Harrison County (MarkWest)
Existing Sunoco Pipeline
Houston (MarkWest)
Enterprise Products Partners
ATEX Express Pipeline
Majorsville, W.Va. (MarkWest)
Ft. Wetzel (Caiman)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
MD
to Indiana and Gulf of Mexico
Hastings (Dominion)
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich "wet" gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

Wealth Management Services

- ❖ $3.1B of assets under management/custody.

- ❖ Over 5,000 trust relationships.

- ❖ Combined Trust and Brokerage under one management team.

- ❖ 10 locations in WV & OH

- ❖ Improving performance as asset values have grown.

- ❖ Product capabilities:
  - ➢ Trust
  - ➢ Investment management
  - ➢ WesMark Funds
  - ➢ Estate planning
  - ➢ Financial planning
  - ➢ Brokerage sales
  - ➢ Retirement planning



■ Assets Under Management ($B)
— Management Fees ($MM)
— Net Securities Brokerage Revenue ($MM)

* Fees and Brokerage revenue is based on annualized 6/30/12.

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	Six Months Ended June 2012	Six Months Ended June 2011	% Change
Net Income	$23,988	$22,159	8.25%
Diluted Earnings Per Share	$ 0.90	$ 0.83	8.43%
Provision for Credit Losses	$12,105	$14,843	(18.45%)
Return on Average Assets	0.87%	0.83%	4.82%
Return on Average Tangible Equity	13.75%	14.02%	(1.93%)
Net Interest Margin (FTE)	3.55%	3.70%	(4.05%)
Efficiency Ratio	60.85%	60.69%	0.26%

WesBanco
By all accounts, better.

Summary – Capital Ratios %



*See non-GAAP measures for additional information relating to the calculation of this item.

(1) Pro Forma for the Fidelity Bancorp acquisition as of 6/30/12.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.60 B
~28.9% of total assets



- US Govt. Agencies 6.0%
- Agency Mortgage-Backed & CMOs, 57.3%
- Municipals, 33.9%
- Equities & Others, 2.8%

❖ **Average tax-equivalent portfolio yield of 3.29% at 6/30/12.**

❖ **WAL approx. 3.9 years; modified duration 3.3%.**

❖ **Over 56% unpledged.**

❖ **No significant private label RMBS, equities or corporate/ABS securities.**

❖ **Net unrealized AFS securities gains of $17.8 million at 6/30/12: total portfolio gain of $52.2 million.**

Diversified Loan Portfolio
6/30/12

Total Portfolio Loans = $3.28 B

Comm. Real Estate = $1.70 B



Comm. & Ind., 12.8%

LHFS, 0.2%

Consumer, 7.5%

HELOC, 7.6%

Res. Real Estate, 20.2%

Comm. Real Estate, 51.7%





Const & Dev. 12%

Investor-owned 57%

Owner-occupied 31%

Non Performing Assets & Criticized/Classified Loans as a Percentage of Total Loans



Total Non Performing Assets — Total Criticized and Classified Loans

WesBanco
By all accounts, better.

Allowance for Loan Losses & Non Performing Loans as a Percentage of Total Loans



Diversified Operating Non-interest Income*

Legend:
- Other Inc.
- Securities brokerage
- Service charges & Fees
- Insurance
- Trust



($MM)

$57.5 $59.3 $60.4 $60.2 $59.9

2008   2009   2010   2011   2012
Annualized

❖ Non-interest income contributed 28% of 2012 2Q net revenue.

❖ Non-bank offerings (trust, insurance, securities) contributed $6.0 million to 2Q 2012 revenue.

❖ Electronic banking income increased $0.4 million or 16% in 2Q'12 compared to 2Q'11.

❖ Service charges on deposits have slowed their rate of decline after the 2010 implementation of the new overdraft regulations. Increased income in electronic banking has offset these declines.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Jun. 30, 2012	Mar. 31, 2012
Up 1% Rate Shock	+0.6%	+0.9%
Up 2% Rate Shock	+0.3%	+0.7%
Up 2% Rate Ramp	+0.6%	+1.1%
Down 1% Rate Shock	-3.9%	-4.0%
EVE Up 2% Rate Ramp	+10.3%	+11.6%
EVE Down 1% Rate Ramp	+9.5%	+3.6%

EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

Current Market Update



Market Performance – Cycle-to-Date

- S&P 500 Index (-9.53%)
- KBW Regional Banking Index (-42.21%)
- WesBanco, Inc. (-30.20%)
- KBW Bank Index (-59.78%)

Source: FactSet Research Systems

Investment Rationale

❖ **Strong regulatory capital.**

❖ **Proven acquisition-oriented growth strategy.**

❖ **Liquidity to provide for additional lending capacity.**

❖ **Asset quality compares favorably with regional and national peers.**

❖ **Diversity of earnings stream.**

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market   ($ millions)

June 30, 2012	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 460	$ 411	$ 871	27%
North Central WV	245	195	440	13%
Parkersburg	200	85	285	9%
Kanawha Valley	59	52	111	3%
Western PA	164	12	176	5%
Total East Markets	**$ 1,128**	**$ 755**	**$ 1,883**	**57%**
Central Ohio	560	159	719	22%
Southwest Ohio	286	135	421	13%
Southeast Ohio	147	118	265	8%
Total West Markets	**$ 993**	**$ 412**	**$ 1,405**	**43%**
Total Bank	**$ 2,121**	**$ 1,167**	**$ 3,288**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

June 30, 2012	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 522	$ 5,145	$ 3,983	$ 275	$9,925	13%
North Central WV	580	1,382	1,398	122	3,482	5%
Parkersburg	440	2,381	1,230	550	4,601	6%
Kanawha Valley	12	1,011	N/A	350	1,373	2%
Western PA	163	1,946	481	50	2,640	3%
Total East Markets	**$ 1,717**	**$ 11,865**	**$ 7,092**	**$ 1,347**	**$22,021**	**29%**
Central Ohio	655	11,704	12,327	1,111	25,797	34%
Southwest Ohio	896	13,323	7,996	1,046	23,261	31%
Southeast Ohio	371	3,060	750	182	4,363	6%
Total West Markets	**$ 1,922**	**$ 28,087**	**$ 21,073**	**$ 2,339**	**$53,421**	**71%**
Total Bank	**$ 3,639**	**$ 39,952**	**$ 28,165**	**$ 3,686**	**$75,442**	**100%**

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	2Q'11	3Q'11	4Q'11	1Q'12	2Q'12	2Q'12 (1)
Total shareholder's equity	$ 623,037	$ 634,402	$ 633,790	$ 642,001	$ 649,112	$703,254
Less: goodwill & other intangible assets	(284,336)	(283,737)	(283,150)	(282,612)	(282,088)	(325,194)
Tangible equity	$ 338,701	$ 350,665	$ 350,640	$ 359,389	$ 367,024	$378,060
Total assets	$5,425,907	$5,502,158	$5,536,030	$5,600,643	$5,525,405	6,203,647
Less: goodwill & other intangible assets	(284,336)	(283,737)	(283,150)	(282,612)	(282,088)	(325,194)
Tangible assets	$5,141,571	$5,218,421	$5,252,880	$5,318,031	$5,243,317	$5,878,453
Tangible equity to tangible assets	6.59%	6.72%	6.68%	6.76%	7.00%	6.43%

(1) Pro Forma for the Fidelity Bancorp acquisition as of 6/30/12.

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Operating non-interest income

($ in thousands)

	2008	2009	2010	2011	2012*
Non-interest Income	$ 57,346	$ 64,589	$ 59,599	$ 59,888	$ 63,925
Less: Net Securities gains	1,556	6,046	3,362	963	5,204
Less: net gains/losses on other real estate owned and other assets	(1,715)	(747)	(4,128)	(1,290)	(1,134)
Net operating non-interest income	$ 57,505	$ 59,290	$ 60,365	$ 60,215	$ 59,855

* Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Return on Average Tangible Equity

($ in thousands)

	2Q'11	3Q'11	4Q'11	1Q'12	2Q'12
Net income (annualized)	$ 47,805	$ 43,694	$ 42,201	$ 48,223	$ 48,255
Plus: amortization of intangibles (annualized)	1,577	1,545	1,516	1,405	1,370
Net income before amortization of intangibles (annualized)	$ 49,382	$ 45,239	$ 43,717	$ 49,628	$ 49,625
Average total shareholders' equity	$ 619,954	$ 631,174	$ 638,656	$ 639,180	$ 648,014
Less: average goodwill & other intangibles	(284,611)	(284,003)	(283,406)	(282,849)	(282,339)
Average tangible equity	$ 335,343	$ 347,171	$ 355,250	$ 356,331	$ 365,675
Return on average tangible equity	14.73%	13.03%	12.31%	13.93%	13.57%

WesBanco
By all accounts, better.

Additional Information

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Fidelity and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. **INVESTORS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.** The Proxy Statement/Prospectus will be mailed to shareholders of Fidelity prior to the Fidelity shareholder meeting, which has not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Proxy Statements/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco's or Fidelity's website at http://www.wesbanco.com or http://www.fidelitybancorp-pa.com, respectively.

WesBanco and Fidelity and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Fidelity in connection with the proposed Merger. Information about the directors and executive officers of Fidelity will be included in the Proxy Statement/Prospectus and may be found in the proxy statement for Fidelity's annual meeting of shareholders filed with the SEC on January 11, 2012. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of Fidelity shareholders in connection with the proposed Merger will be included in the Proxy Statement/Prospectus. You can find information about WesBanco's directors and executive officers in the proxy statement for WesBanco's annual meeting of shareholders filed with the SEC on March 14, 2012. You can obtain free copies of these documents from the SEC, WesBanco or Fidelity using the website information above.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

